OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Dell Inc. 401(k) Plan

Full Name of Registrant

Former Name if Applicable

One Dell Way

Address of Principal Executive Office (Street and Number)
Round Rock, Texas 78682

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Dell Inc. 401(k) Plan (the “Plan”) will be unable to complete its financial statements for the year ended December 31, 2006 until Dell Inc. (the “Company”), the issuer of the securities held pursuant to the Plan, files its Annual Report on Form 10-K for the fiscal year ended February 2, 2007.

As previously disclosed, the Company has not filed the Forms 10-Q for its second and third quarters of fiscal 2007 and first quarter of fiscal 2008 nor the Form 10-K for its fiscal 2007, due to the questions raised in connection with the independent investigation being conducted by the Audit Committee of the company’s Board of Directors. Management is committed to resolving the issues raised in connection with the investigation, and is working diligently to file the delayed reports as soon as possible.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas H. Welch, Jr.	(512)	338-4400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

While the Plan has filed all other required periodic reports during the preceding 12 months, the Company has not filed the Forms 10-Q for its second and third quarters of fiscal 2007 and first quarter of fiscal 2008 nor the Form 10-K for its fiscal 2007.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dell Inc. 401(k) Plan
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	Benefits Administration Committee of the Dell Inc. 401(k) Plan
Date	July 2, 2007	By:	/s/ Thomas H. Welch, Jr.

Thomas H. Welch, Jr.
On Behalf of the Benefits Administration Committee

2